Exhibit 99.1

Mereo BioPharma Announces Appointment of Pierre Jacquet, M.D., Ph.D. to Board of Directors

LONDON and REDWOOD CITY, Calif., Sept. 20, 2021 (GLOBE NEWSWIRE) -- Mereo BioPharma Group plc (NASDAQ: MREO), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, today announced the appointment of Pierre Jacquet, M.D., Ph.D to the Company’s Board of Directors, effective September 20, 2021. Dr. Jacquet joins Mereo’s Board with over two decades of multidisciplinary experience in the life science industry, including corporate strategy, M&A advisory and value management.

“We are delighted to have Pierre joining our board of directors at such an exciting and important time for the Company,” said Dr. Denise Scots-Knight, Chief Executive Officer of Mereo. “Pierre’s twenty plus years as one of the top advisors in our industry will prove invaluable for Mereo as we continue to advance the clinical development of our portfolio. We very much look forward to his guidance as we continue our goal of treating patients in areas of high unmet medical need.”

Dr. Jacquet is currently Managing Director and Vice Chairman of L.E.K. Consulting’s Healthcare practice. He has served in a variety of leadership roles over 20 years at L.E.K., including Global Head, Healthcare Practice, Global Leadership Team, the Americas management committee, and various partner operating committees. Prior to joining L.E.K. in 2001, Dr. Jacquet was trained as a surgical resident at University of Liège, Belgium and served as a Fellow at the Washington Cancer Institute, where he authored over 40 publications and presentations. In addition to serving on Mereo’s Board of Directors, Dr. Jacquet is a Director of Exact Sciences, on the Advisory Board of Life Science Cares, and previously served as a Director of Osprey Pharmaceuticals. He earned a Master of Business Administration from the Darden Graduate School at the University of Virginia, graduated Magna Cum Laude in Medicine from the University of Liège in Belgium and was awarded a Summa Cum Laude Doctor of Philosophy in biomedical sciences from the University of Liège in Belgium.

The Company also announced that Peter Bains has elected to retire from the Board of Directors after serving as a board member for over 6 years including as a member of the R&D Committee, former Chairman of the Remuneration Committee and as an advisor prior to the Company’s formation.

Peter Fellner, Chairman of the Board of Directors of Mereo, said: “On behalf of the Board, we would like to thank Peter for his contributions over the past six years including his membership of the Remuneration and R&D Committees and prior to the Company’s formation. Peter’s guidance and input has been important to where the Company is today. We wish him the best in his future endeavours.”

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics that aim to improve outcomes for oncology and rare diseases. The Company has developed a portfolio of six clinical stage product candidates. Mereo’s lead oncology product candidate, etigilimab (Anti-TIGIT), has recently advanced into an open label Phase 1b/2 basket study evaluating Anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and a number of gynecological carcinomas including cervical, ovarian and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The Company has two rare disease product candidates: alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD), which is being investigated in an ongoing Phase 2 proof-of-concept study in the U.S. and Europe, for which the Company expects to report on in late 2021, and setrusumab for the treatment of osteogenesis imperfecta (OI). In September 2020, the FDA granted Rare Pediatric Disease designation to setrusumab for the treatment of OI. In December 2020, the Company signed a license and collaboration agreement for setrusumab in OI with Ultragenyx Pharmaceutical Inc.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,”

“expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Christine Fox, Chief Financial Officer

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006

Lee Roth
Investors	investors@mereobiopharma.com